FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2016
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Guerin 312-525-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kimberly Guerin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __UBS Asset Management (US) Inc.__ , as of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2018

_____
Notary Public

_____
Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Chicago, Illinois
February 23, 2017

1

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	234,593
Prepaid expenses		43,485
FINRA deposits		601
Total assets	$	278,679
Liabilities and members' capital		
Liabilities:		
Accrued expenses	$	50,207
Due to affiliates		359
Total liabilities		50,566
Members' capital		228,113
Total liabilities and members' capital	$	278,679

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2016

Revenues:		
Allocated registered representatives revenue – Realty	$	2,226,148
Service fee income – Realty		194,955
Interest income		19
Total revenue		2,421,122
Expenses:		
Allocated registered representatives costs – Realty		2,226,148
Registration fees		63,252
Professional fees		51,708
General and administrative expenses		1,901
Total expenses		2,343,009
Net income	$	78,113

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2016

	Member's Capital – Realty		Member's Capital – ARI		Total	
Balance at January 1, 2016	$	168,639	$	1,704	$	170,343
Net income		77,332		781		78,113
Dividend paid		(20,140)		(203)		(20,343)
Balance at December 31, 2016	$	225,831	$	2,282	$	228,113

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities		
Net income	$	78,113
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		2,456
Due from affiliates		17,493
FINRA deposits		759
Accrued expenses		50,207
Due to affiliates		(3,255)
Net cash provided by operating activities		145,773
Financing activities		
Dividend paid		(20,343)
Cash used in financing activities		(20,343)
Net increase in cash		125,430
Cash at beginning of year		109,163
Cash at end of year	$	234,593

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2016

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 99% member interest in Fund Services. ARI Acquisition Corporation (ARI), a Massachusetts corporation, holds the remaining 1% member interest. Realty and ARI (the Members) are both indirect, wholly owned subsidiaries of UBS AG (UBS). Net income is allocated to the Members pro rata based on their percentage interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Fund Services is treated as a partnership for federal and state income tax purposes. As such, Fund Services is not subject to federal or state income taxes. The Members of Fund Services are required to report on their federal and state income tax returns their distributive share of Fund Services' income, gains, losses, deductions, and credits. Fund Services applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed. As of December 31, 2016, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined in ASC 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Accounting Developments

On May 28, 2014, the FASB issued Accounting Standards Update (ASU), *Revenue from Contracts with Customers* (ASU 2014-09) which will supersede most current revenue recognition guidance, including industry-specific guidance. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The entity will recognize revenue to reflect the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract. The standard has been deferred one year to be effective for non-public entities beginning January 1, 2019. Early adoption of the standard is permitted as of January 1, 2017.

As there is convergence between International Financial Reporting Standards (IFRS) and US GAAP, IFRS 15 and ASU 2014-09 will be implemented jointly under a single approach. UBS's

2. Summary of Significant Accounting Policies (continued)

impact analysis is being carried out on all legal entities so any issues relevant to Fund Services will be considered. At adoption, UBS will apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment, if any, to the opening balance of retained earnings.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or a fee based on quarterly deposits into sponsored funds. All service fee income included in the accompanying statement of operations was earned from Realty under the Agreement. For the year ended December 31, 2016, Fund Services earned $194,955 in service fees from Realty. As a result of previous overpayments, as of December 31, 2016, $241 of service fees are payable to Realty and are included in due to affiliates on the statement of financial condition.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

Fund Services reimburses affiliates for amounts paid on behalf of Fund Services. As of December 31, 2016, $118 of such reimbursements are included in due to affiliates on the statement of financial condition.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. Net capital totaled $184,027 as of December 31, 2016, which was $179,027 in excess of the required net capital. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2016

Members' capital	$	228,113
Less non-allowable assets (see schedule on following page)		(44,086)
Net capital	$	184,027
Aggregate indebtedness	$	50,566
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $50,566)	$	5,000
Excess net capital	$	179,027

There are no material differences between excess net capital above and excess net capital presented in the Fund Services' December 31, 2016, unaudited FOCUS Part IIA filing.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2016

Non-allowable assets:		
Prepaid expenses	$	43,485
FINRA deposits		601
Total	$	44,086

UBS Fund Services (USA) LLC

Schedule III

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2016

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such rule.

 **UBS**

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2016

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2016 through December 31, 2016 without exception.

UBS Fund Services (USA) LLC

I, Kimberly Guerin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer
February 23, 2017

Report of Independent Registered Public Accounting Firm

The Members and Management
UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) UBS Fund Services (USA) LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 23, 2017

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Members and Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the members and management of UBS Fund Services (USA) LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 23, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1332*********************MIXED AADC 220
49596 FINRA DEC
UBS FUND SERVICES (USA) LLC
10 STATE HOUSE SQ FL 15
HARTFORD CT 06103-3600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ∅

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (149)

D. Assessment balance due or (overpayment) _______________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______________

F. Total assessment balance and interest due (or overpayment carried forward) $ (149)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $_______________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 17.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,421,120

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Dollar for dollar reimbursement from parent   2,421,102

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   2,421,102

Total deductions

2d. SIPC Net Operating Revenues $ 18

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2